Item 77D

SCUDDER NEW EUROPE FUND

Scudder New Europe Fund changed its name-related investment strategy. Prior to March 1, 2002, the Fund's strategy stated that the fund pursues its goal by investing at 65% of total assets in European common stocks and other equities (equities that are traded on mainly on European markets or are issued by companies that are based in Europe or do more than half of their business there). The policy was revised as follows: Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in European common stocks and other equities (equities that are traded on mainly on European markets, issued by companies organized and based in Europe, or those that do more than half of their business there).